Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Successor				Predecessor
	Twelve	Twelve	Twelve			Twelve
	Months	Months	Months	Eight Months	Four Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	April 30,	December 31,
	2007	2006	2005	2004	2004	2003
Earnings:
Income (loss) before income taxes	$(71,859)	$(53,320)	$(26,621)	$2,767	$107,989	$(59,652)
Fixed Charges	22,757	17,751	13,316	5,918	678	18,745
Total Earnings	(49,102)	(35,569)	(13,305)	8,685	108,667	(40,907)
Fixed Charges:
Interest expense, including amortization of
debt issue costs	19,764	16,782	12,892	5,733	567	18,536
Estimated interest factor of rental
expense	2,993	969	424	185	111	209
Total fixed charges	22,757	17,751	13,316	5,918	678	18,745
Preferred dividends	—	—	—	—	—	340
Total fixed charges and Preferred
dividends	$22,757	$17,751	$13,316	$5,918	$678	$19,085
Ratio of earnings to fixed charges and
preferred dividends	—	—	—	1.5	160.3	—
Deficiency of earnings to fixed charges
and preferred dividends	$71,859	$53,320	$26,621	—	—	$59,992